SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 0-18760

                               Unilens Vision Inc.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 21, 2007.

UVI. UVI.V
[IN] HEA SPM
[SU]
TO BUSINESS, MEDICAL AND HEALTH EDITORS:

 Unilens Vision Anticipates Continued Royalty Growth Derived From the Sales of
                       Licensed Products to Bausch & Lomb

      LARGO, Fla., May 21 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported that it anticipates continued growth derived from the sales of licensed products to Bausch & Lomb.

      "We anticipate royalties derived from sales of our licensed products to Bausch & Lomb will continue to escalate," stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. "Our relationship with Bausch & Lomb remains strong, and we believe the recently announced merger between Bausch & Lomb and Warburg Pincus will be a tremendous asset in growing Bausch & Lomb's market-leading position in sales of specialty products utilizing our technology."

      "Sales of our C-Vue(R) brand of multifocal and toric multifocal contact lenses continue to increase when compared with prior-year periods," continued Vitale. Unilens recently reported record sales, royalties, and net income before tax and extraordinary items for the quarter ended March 31, 2007.

    About Unilens Vision Inc. - "The Eye Care Professionals Specialty Contact
                                 Lens Company"

      Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the Canadian TSX Venture Exchange under the symbol "UVI".

  (Note: All financial information in this release is stated in U.S. Dollars.)

      The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

    For more information, please contact:
    Michael Pecora, CFO, Unilens Vision Inc. at (727) 544-2531

SOURCE  Unilens Vision Inc.
    -0-                             05/21/2007
    /CONTACT: Michael Pecora, CFO of Unilens Vision Inc., +1-727-544-2531/ /First Call Analyst: /
    /FCMN Contact: /
    /Web site:  http://www.unilens.com /
    (UVICF UVI. UVI.V)

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       UNILENS VISION INC.
                                       (Registrant)
Date  May 21, 2007
                                       By
                                          --------------------------------------
                                          Name:   Michael J Pecora
                                          Title:  Chief Financial Officer